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                                                              EXHIBIT 99(a)(10)

FOR IMMEDIATE RELEASE


     FUJI PHOTO FILM COMPLETES CASH TENDER OFFER FOR PRIMESOURCE CORPORATION


         Elmsford, NY - October 10, 2001 - Fuji Photo Film U.S.A., Inc. announced today that its subsidiary, FPF Acquisition Corp., had completed its tender offer for all outstanding shares of common stock (and associated rights) of PrimeSource Corporation (PSRC/Nasdaq National Market) at a price of $10.00 per share, net to the seller in cash.

         FujiFilm stated that, based upon a preliminary count, a total of approximately 5,810,142 shares of PrimeSource common stock (including approximately 34,266 shares subject to notices of guaranteed delivery or receipt of additional documentation), representing approximately 91.4% of PrimeSource's currently outstanding shares, had been validly tendered and not withdrawn pursuant to the offer which expired at 12:00 midnight, New York City time, on Tuesday, October 9, 2001, and that all such validly tendered and not withdrawn shares had been accepted for purchase and payment in accordance with the terms and conditions of the offer. Payment for the shares accepted for payment will be made promptly.

         As previously announced, any PrimeSource shares not tendered and purchased pursuant to the offer will be acquired in a subsequent merger transaction at the same $10.00 per share cash price. Fuji intends to proceed promptly to effect the proposed merger pursuant to the short-form merger provisions of Pennsylvania law, without the vote of the holders of the remaining shares of PrimeSource common stock. Upon completion of the merger, PrimeSource will become a wholly-owned subsidiary of Enovation Graphic Systems, Inc., FujiFilm's newly formed national distribution subsidiary. PrimeSource shareholders who did not tender their shares in the offer will be receiving materials in connection with the merger promptly after consummation of the merger.

         Fuji Photo Film U.S.A., Inc. is the U.S. marketing subsidiary of Fuji Photo Film Co., Ltd. of Tokyo (FUJIY), a leading global manufacturer of imaging and information products providing a complete portfolio of imaging and information products, services and e-solutions to retailers, consumers, professionals and business customers.

Contacts:        Fuji Photo Film U.S.A., Inc.
                 Tim Combs
                 Tel. (630) 259-7256
                 Thomas H. Shay
                 Tel. (914) 789-8145